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                            March 9, 2021

       Andrew Khor Poh Kiang
       President, Chief Executive Officer and Chairman
       LIGHTSCAPE TECHNOLOGIES INC.
       2616 Willow Wren Dr.
       North Las Vegas, Nevada 89084

                                                        Re: LIGHTSCAPE
TECHNOLOGIES INC.
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 12,
2021
                                                            File No. 000-30299

       Dear Mr. Khor Poh Kiang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed February 12, 2021

       Description of Business, page 2

   1.                                                   Your registration
statement will become effective 60 days after you filed it with the
                                                        Commission and you will
then be responsible for filing reports required by the Securities
                                                        Exchange Act of 1934,
including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not
completed the review of your filing. If you cannot resolve the comments before that
time, you should consider withdrawing the filing before it becomes effective. You could
then refile when you are able to respond to the comments.
       General Background of the Company, page 3

   2. Please expand the references on page 3 to Small Cap Compliance filed a motion for
                                                        "custodianship" and was
granted "custodianship" to explain the meaning of the term
                                                        "custodianship." Also,
disclose what actions Small Cap Compliance performed in the role of custodian and the
terms of the custodianship, including any consideration received in
 Andrew Khor Poh Kiang
LIGHTSCAPE TECHNOLOGIES INC.
March 9, 2021
Page 2
         connection therewith.

Security Ownership of Certain Beneficial Owners and Management, page 19

3. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of the entities in the table.
Financial Statements and Exhibits, page 27

4. Please ensure that you have filed as an exhibit the Certificate of Articles of Incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAndrew Khor Poh Kiang   Sincerely,
Comapany NameLIGHTSCAPE TECHNOLOGIES INC.
                                          Division of Corporation Finance
March 9, 2021 Page 2                      Office of Manufacturing
FirstName LastName